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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

U.S. Oil & Gas Resources, Inc.
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(Last) (First) (Middle)


1055 Dunsmuir Street
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(Street)


Vancouver, British Columbia  Canada  V7X 1G4
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(City) (State) (Zip)

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2. Issuer Name and Ticker or Trading Symbol

Hadro Resources, Inc.  ("HDRS")
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

March 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint'Group Filing (Check Applicable Line)

  X   Form filed by One Reporting Person
-----
      Form filed by More than One Reporting Person
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

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                          03/22/2002      J*             8,000,000    D      n/a      2,000,000      D
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

* See Attachment A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly


FORM 4 (continued)

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
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Not applicable
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
Explanation of Responses:


U.S Oil & Gas Resources, Inc.

         /s/ Jurgen Wolf, President                          May 7, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

                                  Attachment A

     The Purchase Agreement. On May 31, 2001, Hadro Resources, Inc., (the "Company"), U.S. Oil & Gas Resources, Inc., a corporation organized under the laws of British Columbia, Canada (U.S. Oil & Gas"), and Oakhills Energy, Inc., Thor Energy, Inc. and O.J. Oil & Gas, Inc., corporations organized under the laws of the State of Oklahoma and the wholly-owned subsidiaries of U.S. Oil & Gas (the "Subsidiaries"), entered into a share purchase and sale agreement (the "Purchase Agreement"). On August 29, 2001, the Purchase Agreement was consummated resulting in the acquisition of the Subsidiaries by the Company from U.S. Oil & Gas. In accordance with the terms of the Purchase Agreement, the Company (i) issued to U.S. Oil & Gas 10,000,000 shares of its restricted common stock as consideration for the acquisition of the Subsidiaries; (ii) assumed a loan on behalf of U.S. Oil & Gas of approximately $78,203; and (iii) issued an additional 500,000 shares of its restricted common stock as a finder's fee.

     Subsequently, management of the Company engaged in an analysis of the existing corporate structure of the Subsidiaries and operations planning. Management believed that the corporate consolidation of the Subsidiaries into one operating entity would streamline existing operations, provide for the restructure of existing debt of U.S. Oil & Gas, and establish operating lines of credit. Effective December 31, 2001, a Certificate of Merger was issued by the Nevada Secretary of State pursuant to which two of the subsidiaries, Thor Energy Inc. and O.J. Oil & Gas Inc. were merged into the third and surviving subsidiary, Oakhills Energy Inc. As of the date of this Quarterly Report, the Subsidiaries now operate as one entity, and the Company has one wholly-owned subsidiary, Oakhills Energy Inc.

     The Share Redemption Agreement. After detailed review of all leases, wells and assets, the Company engaged in negotiations with U.S. Oil & Gas regarding the sale by the Company to U.S. Oil & Gas of twenty-eight oil and gas properties in combination with the redemption of 8,000,000 shares of the 10,000,000 shares of restricted common stock previously issued by the Company to U.S. Oil & Gas pursuant to the terms of the Purchase Agreement. On January 1, 2002, effective March 22, 2002, the Company and U.S. Oil & Gas entered into a share redemption and asset sale agreement (the "Share Redemption Agreement"). The Share Redemption Agreement was consummated in conjunction with the Company's initiative to divest itself of properties deemed by the Company's management to represent higher risk to obtain desired production for the anticipated well capital costs required. In accordance with the terms of the Share Redemption Agreement, (i) the Company sold to U.S. Oil & Gas certain oil and gas properties previously acquired pursuant to the terms of the Purchase Agreement that did not form part of the Company's overall development strategy; (ii) the Company continues to own 100% of Oakhills Energy, Inc. that provides necessary oil and gas management and operating infrastructure for further acquisitions and projects; (iii) the Company owns a 100% interest in the Comanche, Neida Cassel, Lone Wolf, Jolly and Ingle oil and gas properties held by Oakhills Energy, Inc. that provide the majority of existing revenues to Oakhills Energy, Inc.; (iv) U.S. Oil & Gas returned to the Company 8,000,000 shares of the 10,000,000 shares of restricted common stock previously issued to U.S. Oil & Gas pursuant to the terms of the Purchase Agreement; (v) the 400,000 shares of restricted common stock issued as a finders' fee pursuant to the Purchase Agreement were returned; and (vi) the Company retains an option to acquire from U.S. Oil & Gas the 1,500,000 shares of restricted common stock and may redeem from U.S. Oil & Gas the remaining 500,000 shares of restricted common stock in exchange for minority participation in future oil and gas acquisitions with mutual consent.